UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2005

OR

            [_]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-10857

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
470 Wheelers Farms Road
Milford, CT 06461
(Full name and address of plan)

THE WARNACO GROUP, INC.
501 Seventh Avenue
New York, New York 10018
(Name of issuer of securities held pursuant to the plan and the address of its principal executive offices)

Copies of all communication to:
The Warnaco Group, Inc.
Attention: Senior Vice President and General Counsel
501 Seventh Avenue 11th Floor
New York, New York 10018

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INTRODUCTION

     The Warnaco Group, Inc., a Delaware corporation, has established The Warnaco Group, Inc. Employee Savings Plan (the “Plan”). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

     REQUIRED INFORMATION

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements: These documents are listed in the Index to Financial Statements.

(b)	Exhibits:
Consent of Independent Registered Public Accounting Firm

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THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	F-3

Notes to Financial Statements	F-4 – F-11

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005	F-12

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	F-13

INDEX TO EXHIBIT	F-14

EXHIBIT 23.1 Consent of Independent Registered Public Accounting Firm	S-1

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Warnaco Group, Inc. Employee Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of The Warnaco Group, Inc. Employee Savings Plan(the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York

June 29, 2006

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THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2005 AND 2004
(Dollars in thousands)

	2005	2004

ASSETS
Participant-directed investments, at contract value	$7,968	$9,209
Participant-directed investments, at fair value	35,831	27,494
Participant loans	419	—

Total investments	44,218	36,703

Receivables:
Participant contributions	176	183
Employer contributions	1,973	56
Accrued investment income	24	23

Total receivables	2,173	262

Total assets	46,391	36,965

LIABILITIES
Accrued administrative expenses	69	50

Total liabilities	69	50

NET ASSETS AVAILABLE FOR BENEFITS	$46,322	$36,915

See Notes to Financial Statements.

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THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2005
(Dollars in thousands)

2005
ADDITIONS:
Contributions:
Participant	$6,660
Employer	3,583

Total contributions	10,243

Investment income:
Net appreciation in fair value of investments	880
Dividend income	1,287
Interest income	369

Total investment income	2,536

Total additions	12,779

DEDUCTIONS:
Benefit payments to participants	3,887
Administrative fees and expenses	92

Total deductions	3,979

INCREASE IN NET ASSETS	8,800

TRANSFER FROM OTHER PLANS (Note 3)	607

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	36,915

End of year	$46,322

See Notes to Financial Statements.

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THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.     DESCRIPTION OF THE SAVINGS PLAN

     The Warnaco Group, Inc. Employee Savings Plan (the “Savings Plan”) is sponsored by The Warnaco Group, Inc. (the “Company” or the “Sponsor”).

     The following description of the Savings Plan is provided for general information purposes only. Participants should refer to the Savings Plan document for a complete description of the Savings Plan’s provisions.

General – The Savings Plan is a defined contribution plan, which covers all domestic non-union employees and certain collectively-bargained employees of the Company who have attained age 21 and have completed either one year of service with a credit of 1,000 hours of service during the year or a period of service of three months, in each case, as provided in the Savings Plan document. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Also see Note 9 for a discussion of plan amendments.

     The Administrative Committee, which is appointed by the Board of Directors of the Company, serves without compensation and is responsible for the general administration of the Savings Plan and makes the final determination as to all questions arising in connection with the interpretation, application and administration of the Savings Plan. Merrill Lynch Trust Company, FSB (“Merrill Lynch”) serves as trustee and administrative service provider to the Savings Plan. Merrill Lynch also serves as an investment manager.

Contributions – Participants may elect to contribute a portion (after-tax or pre-tax in whole percentages from 1% to 20%) of their eligible compensation (as defined in the plan document, as amended) to the Savings Plan. The Company matches contributions to the Savings Plan equal to 45% of a participant’s contributions up to the first 3% of eligible compensation and 35% of a participant's contributions up to the next 3% of eligible compensation. Section 401(k) of the Internal Revenue Code (the “Code”) and the Savings Plan limit the amount certain highly compensated individuals may contribute, based on amounts contributed by lower compensated individuals. All employees were limited to a maximum contribution of $14,000 in 2005 by Code Section 402(g). Participants age 50 or older were eligible to make an additional annual “catch-up” contribution of up to $4,000 pre-tax if they met legal and/or plan limits for the year. If any participant's compensation deferrals for a year exceed the maximum allowable for that year, the excess amount may be returned to the participant as taxable compensation. The Savings Plan also allows participants to rollover contributions from other qualified plans into the Savings Plan.

     Beginning in 2005, the Savings Plan was amended to add a profit sharing feature. Employees who are eligible for the Savings Plan (whether or not they actually contribute) and who are employed by the Company on the last day of the calendar year, are eligible for any profit sharing contribution. In addition, employees who terminate service during the year due to death, total and permanent disability and retirement at 65 or older, are also qualified for the profit sharing contribution. Pursuant to the profit sharing feature, the Company will make annual contributions in an amount to be determined each year at the Company’s discretion of up to 2% of an eligible employee’s eligible compensation. As of December 31, 2005, the Savings Plan has an employer receivable from the Company of $1,920,000 related to such profit sharing feature which is also included in the line item Employer contributions in the Statement of Changes in Net Assets Available for Benefits.

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THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

Participants' Accounts – Individual accounts are maintained for each participant. Each participant's account is increased for the participant's contributions (may include both before-tax and after-tax contributions), decreased for the participant’s benefits/withdrawals and adjusted for allocations of (a) the Company's contributions; (b) Savings Plan earnings; (c) administrative expenses; and (d) Savings Plan losses. Allocations are based on participant eligible earnings or account balances, as defined in the Savings Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – Participants in the Savings Plan are fully vested in their contributions, plus actual earnings thereon, at all times. Participants vest ratably in their share of Company matching and profit sharing contributions and in earnings thereon over a four-year period.

Retirement Age – Normal retirement age is 65.

Investment Options – Participants may direct the investment of their contributions into various investment options offered by the Savings Plan. The Savings Plan offers a common collective trust, investment contracts and mutual funds as investment options to participants. Effective January 1, 2005, the Savings Plan added The Warnaco Group, Inc. Common Stock (“Warnaco Common Stock”) as an investment option (see Note 5 – Investments). Participants may allocate investment balances to the investment options in any combination as long as each investment is made in even multiples of 10% of the participant's fund balance. Participants should refer to the applicable fund’s prospectus or the Savings Plan document for a complete description of each investment option.

Benefit Payments – Upon termination of service, death, total and permanent disability or retirement, vested benefits due to the participants or their beneficiaries will be paid in a lump sum, installments or as an annuity. The Savings Plan also allows for hardship and in-service withdrawals under certain circumstances.

Forfeited Accounts – As provided in the Savings Plan, forfeitures by participants of Company contributions and earnings thereon during any calendar month are maintained in the Savings Plan’s forfeiture account. Amounts maintained in the forfeiture account are used to pay Savings Plan expenses and may be used to reduce future Company contributions to the Savings Plan. During the year ended December 31, 2005, forfeited nonvested accounts of approximately $72,000 were used to pay administrative expenses. The balance in the forfeiture account as of December 31, 2005 and 2004 was approximately $55,000 and $32,000, respectively.

Participant Loans – The Savings Plan was amended effective January 1, 2005 to allow participant loans. The Savings Plan allows eligible participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months. General purpose loans must be repaid over a term of no more than five years and loans for the purchase of a primary residence must be repaid over a term of no longer than 15 years. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, as determined on a uniform basis by the Administrative Committee. Interest rates ranged between 6.25% and 7.75% for loans established during the Savings Plan year ended December 31, 2005. Principal and interest are paid ratably through weekly, semi-monthly or monthly payroll deductions.

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THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Savings Plan provides for various investment options including a common collective trust, investment contracts, mutual funds and Warnaco Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements. See Note 5 – Investments.

Investment Valuation and Income Recognition – The Savings Plan’s investments in mutual funds, Warnaco common stock, money market funds and participant loans are stated at fair value. Investment contracts are valued at contract value (see Note 4 – Investment Contracts). Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Savings Plan at year end. Participant loans are valued at the outstanding loan balances.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Management fees and operating expenses incurred by individual investment funds are deducted from income earned on those investment funds and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment fund return for such investments.

Valuation of Investments (Securities with No Quoted Market Prices) – Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at the fair value. Investments in common collective trusts that do not invest in guaranteed investment contracts are valued at the net asset value of the shares held by the Savings Plan at year end, which is based on the fair value of the underlying assets. The value recorded in the Savings Plan’s financial statements for such fund was $8,287,720 and $7,661,951 at December 31, 2005 and 2004, respectively.

     The Savings Plan’s investments in common collective trusts consist of funds that invest primarily in guaranteed investment contracts with high quality insurance companies. The Savings Plan’s investments in these common collective trusts are valued at amounts contributed, plus the Savings Plan’s pro-rata share of interest income earned by such funds, less administrative expenses and withdrawals. The value recorded in the Savings Plan’s financial statements for such funds were $9,267,248 and $7,033,614 at December 31, 2005 and 2004, respectively.

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THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

Payment of Benefits – Benefits payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Savings Plan but have not been paid were approximately $60,000 and $0 at December 31, 2005 and 2004, respectively.

Administrative Expenses – Expenses of the Savings Plan are paid by either the Savings Plan or the Savings Plan’s Sponsor, as provided in the Savings Plan document. These expenses include recordkeeping services provided by the trustee, which are charged to each participant’s account in equal amounts, and professional services, which are paid out of the forfeiture account (see Note 1). These administrative expenses are shown as a separate line item in the Statement of Changes in Net Assets Available For Benefits for the Year Ended December 31, 2005.

3.      TRANSFER FROM OTHER SAVINGS PLANS

     Effective December 1, 2005, the Ocean Pacific 401(k) Retirement Plan was merged into the Savings Plan. Participant account balances of approximately $607,000 were transferred to the Savings Plan in December 2005. Ocean Pacific Apparel Corp., which was acquired by the Company in August 2004, is a wholly-owned subsidiary of Warnaco Inc. which is a wholly-owned subsidiary of the Company.

4.      INVESTMENT CONTRACTS

     The Fixed Income Fund invests in an investment contract issued by Travelers Insurance Company (“Travelers”). The Travelers investment contract is included in the financial statements at contract value as reported to the Savings Plan by Travelers (which represents contributions made under the contract, plus earnings, less withdrawals and administrative costs), which approximates its fair value. The Travelers contract matures December 31, 2025. The average yield rate was 4.17% for 2005. The creditinginterest rate was 4.20% at both December 31, 2005 and 2004. The Travelers crediting interest rate is reset annually. The crediting interest rate for 2006 is 4.25%. The Savings Plan considers the credit and other risks associated with the Travelers investment contract to be minimal and therefore has not provided any reserves against contract value.

     Effective January 1, 2004, the Travelers investment contract no longer accepts new contributions from participants. Contributions that were already invested in the Travelers investment contract prior to January 1, 2004 will remain in the fund until the earlier of: a) the date a participant elects to transfer their contribution to another fund; b) the date the Savings Plan no longer permits contributions to remain in the fund; or c) the date the participant withdraws their contribution from the Savings Plan.

5.      INVESTMENTS

     The schedule of investments as of December 31, 2005 and 2004 is as follows:

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THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

		December 31,
		2005	2004

Investments at Contract Value:		(Dollars in thousands)
Guaranteed Investment Contract:
Travelers Group, Inc. Investment Contract – GR 10511
7,989,166 and 9,209,169 shares, respectively	*	$7,968	$9,209

Investments at Estimated Fair Value:
Common Collective Trusts:
Merrill Lynch Equity Index Trust **
89,067 and 86,186 shares, respectively	*	8,288	7,662
Merrill Lynch Retirement Preservation Trust **
9,025,982 and 6,974,878 shares, respectively	*	9,026	6,975
Merrill Lynch Retirement Preservation Trust GM **
241,265 and 58,736 shares, respectively		241	59

		17,555	14,696
Investments at Fair Value as Determined by Quoted Market Price:
Mutual Funds:
Merrill Lynch Growth Fund CL **
278,820 and 238,071 shares, respectively	*	5,339	4,209
Merrill Lynch Growth Fund GM **
31,183 and 10,733 shares, respectively		597	190
Merrill Lynch Global Allocation Fund **
456,342 and 419,232 shares, respectively	*	7,731	6,922
Hotchkis & Wiley Small Cap Val A
32,044 and 11,969 shares, respectively		1,575	607
Hotchkis & Wiley Small Cap Val A GM
8,696 and 2,658 shares, respectively		427	135
American Mutual Fund
28,157 and 8,617 shares, respectively		737	227
American Mutual Fund GM
26,727 and 8,283 shares, respectively		699	219
PIMCO Total Return Fund CL A
32,938 and 11,293 shares, respectively		346	120
PIMCO Total Return Fund CL A GM
59,857 and 15,275 shares, respectively		629	163

		18,080	12,792
The Warnaco Group, Inc. Common Stock: **
5,211 and zero shares, respectively		139	—
Participant Loans: **
Interest rates ranging from 6.25% to 7.75%		419	—
Money Market Fund:
Merrill Lynch Cash and Distribution Account **		57	6

		$44,218	$36,703

*	Represents 5% or more of the Savings Plan's net assets available for benefits as of December 31, 2005 and/or 2004.
**	Permitted party-in-interest

During 2005, the Savings Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $880,000 as follows:

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THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

2005

(in thousands)
Net appreciation/(depreciation) in fair value of investments:
Common Collective Trusts	$354
The Warnaco Group, Inc. common stock	14
Mutual funds:
Hotchkis & Wiley Small Cap Val A	(71)
Hotchkis & Wiley Small Cap Val A GM	(21)
American Mutual Funds	(8)
American Mutual Funds GM	(9)
Merrill Lynch Fundamental Growth Fund CL I	397
Merrill Lynch Fundamental Growth Fund I GM	37
PIMCO Total Return Fund CL A	(5)
PIMCO Total Return Fund CL A GM	(9)
Merrill Lynch Global Allocation Fund CL I	201

Net appreciation in fair value of investments	$880

6.      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

     Merrill Lynch, the trustee as defined by the Savings Plan, manages the assets of the Savings Plan and therefore investments in mutual funds and other investments managed by Merrill Lynch qualify as exempt party-in-interest transactions. The Savings Plan incurred fees for Merrill Lynch recordkeeping services of approximately $30,000 which were paid or payable to the trustee for the year ended December 31, 2005. Fees paid by the Savings Plan for investment management services were included as a reduction of the return earned on each fund.

     As of December 31, 2005, the Savings Plan held 5,211 shares of common stock of the Company, the sponsoring employer, with a cost basis of approximately $125,000.

     Certain officers and employees of the Company (who may also be participants in the Savings Plan) perform administrative services to the operation, record keeping and financial reporting of the Savings Plan. The Company pays these individuals’ salaries and also pays other administrative expenses on behalf of the Savings Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Code and ERISA’s Rules on Prohibited Transactions.

7.      FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 2003 that the Savings Plan and related trust are designed in accordance with applicable sections of the Code. The Savings Plan has been amended since receiving the determination letter; however, the Savings Plan administrator and the Savings Plan’s tax counsel believe the Savings Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Savings Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Savings Plan’s financial statements.

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THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

8.      PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Savings Plan at any time subject to the provisions of ERISA. In the event that the Savings Plan is terminated, participants would become 100% vested in their accounts.

9.      PLAN AMENDMENTS

     The Savings Plan was amended effective January 1, 2005. The amendments:

(a)	incorporated a profit sharing feature whereby the Company will make annual contributions in an amount to be determined each year at the Company’s discretion of up to 2% of an eligible employee’s eligible compensation (an employee is not required to make a contribution to the Savings Plan in order to receive the profit sharing contribution);
(b)	added Warnaco Common Stock as an investment option;
(c)	changed the limits on employee contributions from 16% to 20% of eligible compensation (combined limit of before- and after-tax) and highly compensated employee contributions (as defined in the Savings Plan document) to 7% pre-tax and 1% after-tax of eligible compensation;
(d)	revised the eligibility requirements;
(e)	expanded the definition of compensation; and
(f)	provided a loan feature for all eligible participants.

     The Savings Plan was also amended effective March 28, 2005 to allow rollover of small amounts to an Individual Retirement Account (“IRA”). Prior to the amendment, if a participant severed or separated from the Savings Plan, did not make an affirmative election otherwise and his/her vested account balance was less than $5,000, the Savings Plan had the right to distribute such account balance in the form of a lump sum. After the March 28, 2005 amendment, in compliance with current laws, in the event that a participant severs or separates from service, the participant’s vested account balance is greater than $1,000 but less than $5,000 and the participant does not elect a specific distribution method, the Savings Plan will pay the distribution as a direct rollover to an IRA designated by the Administrative Committee.

10.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004

	(in thousands)
Net assets available for benefits per the financial statements	$46,322	$36,915
Amounts allocated to withdrawing participants	(60)	—

Net assets available for benefits per the Form 5500	$46,262	$36,915

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THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Form 5500 (in thousands):

Benefits paid to participants per the financial statements	$3,887
Add: Amounts allocated to withdrawing participants at December 31, 2005	60
Less: Amounts allocated to withdrawing participants at December 31, 2004	—

Benefits paid to participants per Form 5500	$3,947

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.

* * * * * *

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THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN	EIN: 95-4032739 PN: 020

FORM 5500 SCHEDULE H, Part IV, Line 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	Shares	(e) Current Value

	Travelers Group, Inc. Investment Contract No.	Guaranteed Investment Contract No.
		GR-10511 – 5.85% Matures 12/31/2025	**	7,968,166	$7,968,166
*	Merrill Lynch Equity Index Trust	Common Collective Trust	**	89,067	8,287,720
*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	**	9,025,983	9,025,983
*	Merrill Lynch Retirement Preservation Trust GM	Common Collective Trust	**	241,265	241,265
*	Merrill Lynch Fundamental Growth Fund CL	Mutual Funds	**	278,820	5,339,400
*	Merrill Lynch Fundamental Growth Fund GM	Mutual Funds	**	31,183	597,163
*	Merrill Lynch Global Allocation Fund	Mutual Funds	**	456,342	7,730,433
	Hotchkis & Wiley Small Cap Val A	Mutual Funds	**	32,044	1,574,983
	Hotchkis & Wiley Small Cap Val A GM	Mutual Funds	**	8,696	427,409
	American Mutual Funds	Mutual Funds	**	28,157	736,594
	American Mutual Funds GM	Mutual Funds	**	26,727	699,168
	PIMCO Total Return Fund CL A	Mutual Funds	**	32,938	345,854
	PIMCO Total Return Fund CL A GM	Mutual Funds	**	59,857	628,500
*	The Warnaco Group, Inc. Common Stock	Common Stock	**	5,211	139,249
*	Various Participants	Participant loans with interest rates ranging from 6.25% to 7.75%, maturing between 2006 and 2015	**		418,842
*	Merrill Lynch Cash and Distribution Account	Money Market Fund	**		57,282

					$44,218,011

*	Party-in-interest
**	Cost information is not required for participant directed investments and is therefore not included

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, The Warnaco Group, Inc., as Savings Plan administrator, has duly caused this Annual Report on Form 11-K for the period ended December 31, 2005 to be signed on its behalf by the undersigned thereunto duly authorized.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

Date: June 29, 2006	By:	/s/ Lawrence R. Rutkowski
Lawrence R. Rutkowski
Executive Vice President and
Chief Financial Officer of
The Warnaco Group, Inc.

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INDEX TO EXHIBIT

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm